# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: PSYENCE BIOMEDICAL LTD., CIK 0001985062
CUSIP: 74449F308
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 121 Richmond Street West, Penthouse Suite 1300, Toronto, Ontario, Ontario Canada (A6), M5H 2K1
Date of event which requires filing of this statement: 02/25/2026
Filed by CIK 0002133217
Persons authorized to receive notices and communications: Adri Botha, Psyence Labs Ltd., Irvines Place,, 159 Main Street, 1st Floor, PO Box 2132, Road Town, Tortola, Virgin Islands British (D8), VG1110, 230 405-9005

## Reporting persons
- Psyence Labs Ltd. (CIK 0002133217): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 1,146,159; shared voting power 0; sole dispositive power 1,146,159; shared dispositive power 0; aggregate amount beneficially owned 1,146,159 (30.05% of the class)
  Comment: (1) Percentage based on 3,814,328 outstanding Common Shares as of June 1, 2026, as reported by the Issuer directly to the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: PSYENCE BIOMEDICAL LTD.
Address of issuer's principal executive offices: 121 Richmond Street West, Penthouse Suite 1300, Toronto, Ontario, Ontario Canada (A6), M5H 2K1

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Psyence Labs Ltd. ("PsyLabs" or the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is Irvine's Place, 159 Main Street, 1st Floor, P.O. Box 2132, Road Town, Tortola, British Virgin Islands, VG1110.
Present principal occupation or employment: The principal business of the Reporting Person is to engage in the cultivation, manufacture, and supply of nature-derived psychedelic active pharmaceutical ingredients, including pharmaceutical-grade ibogaine and psilocybin. The name, business address, present principal occupation or employment, and the citizenship of each director and executive officer of the Reporting Person are set forth in Schedule I hereto and are incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the persons listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the persons listed on Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a BVI business company limited by shares, incorporated under the laws of the British Virgin Islands and the BVI Business Companies Act, 2004.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On February 25, 2026, the Reporting Person acquired 1,146,159 Common Shares of the Issuer (the "Subject Shares") pursuant to the consummation of a share-for-share exchange (the "Share Exchange") effected under that certain Share Put Option and Amendment Agreement, dated July 3, 2025, between the Issuer and the Reporting Person (the "Put Option Agreement"). The Subject Shares were issued by the Issuer to the Reporting Person in consideration for the issuance by the Reporting Person to the Issuer of 2,900 ordinary shares of the Reporting Person, representing an aggregate value of US$5,000,000. The number of Subject Shares was calculated based on the 30-day volume-weighted average price of the Issuer's Common Shares for the period ending immediately prior to the closing of the Share Exchange. No cash consideration was paid by either party in connection with the Share Exchange.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Subject Shares pursuant to the exercise of an irrevocable put option granted to the Reporting Person under the Put Option Agreement. As previously disclosed by the Issuer in its Report on Form 6-K furnished to the Securities and Exchange Commission on February 13, 2026, the Reporting Person exercised the put option to require the Issuer to subscribe for US$5,000,000 of ordinary shares of the Reporting Person, with such subscription consideration to be satisfied through the issuance of Common Shares of the Issuer pursuant to the Share Exchange.

The Reporting Person acquired the Subject Shares for investment purposes. The Reporting Person intends to review its investment in the Issuer on a continuing basis and may, from time to time and at any time, depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Issuer's board of directors (the "Board"), price levels of the Common Shares, conditions in the securities market, and general economic and industry conditions, take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation:

(i) acquiring additional Common Shares and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") in the open market, in privately negotiated transactions, or otherwise; (ii) disposing of any or all of the Securities in the open market, in privately negotiated transactions, or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this Schedule 13D, or as may be discussed from time to time between the Reporting Person and the Issuer or other persons, the Reporting Person does not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although, subject to the matters described herein, the Reporting Person may, at any time and from time to time, review or reconsider its position and formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 1,146,159 Common Shares, representing approximately 30.05% of the issued and outstanding Common Shares of the Issuer. The foregoing percentage is calculated based on 3,814,328 outstanding Common Shares as of June 1, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, the 1,146,159 Common Shares reported herein. The Reporting Person does not share voting or dispositive power with respect to any Common Shares.
Transactions in the class effected during the past sixty days: Except for the acquisition of the Subject Shares pursuant to the Share Exchange as described in Item 3 above, the Reporting Person has not effected any transactions in the Common Shares during the 60 days preceding the date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

The Subject Shares were issued by the Issuer to the Reporting Person in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(a)(2) of the Securities Act and/or Regulation S promulgated thereunder.

Except as described in this Schedule 13D, including in the Put Option Agreement referenced in Item 3, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 Share Put Option and Amendment Agreement, dated July 3, 2025, between Psyence Biomedical Ltd. and Psyence Labs Ltd. (incorporated by reference to Exhibit 10.1 to the Issuer's Report on Form 6-K furnished to the Securities and Exchange Commission on February 13, 2025).

## Signatures
- Psyence Labs Ltd.: /s/ Ronel Anneli Williams, Ronel Anneli Williams / Authorized Signatory of Control Services Corp., Director (06/03/2025)